SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the March 5, 2003

Matav Cable Systems Media Ltd
(Translation of registrant's name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No __X__

FOR IMMEDIATE RELEASE

MATAV NEGOTIATING POSSIBLE INCREASE
IN HOLDINGS IN MERGED CABLE COMPAY

        NETANYA, Israel – March 5, 2003 – Matav Cable Systems Media Ltd. (NASDAQ: MATV), a leading Israeli provider of broadband cable TV services, today repeated the announcement released earlier today in Israel by its controlling shareholder, Dankner Investments Ltd. The substance of the announcement is as follows:

        In light of media reports of the possibility that Matav will increase its holdings in the merged cable company resulting from the pending merger of Israel’s three cable television providers, Dankner would like to clarify that in the context of the negotiations among the cable companies and the banks in respect of said merger, the possibility that Matav will increase its proportionate holding in the merged company is being considered.

        Pursuant to the final draft merger agreement concluded among the cable companies in February 2003, Matav is expected to hold approximately 26% of the outstanding share capital of the merged cable company, if and to the extent that the merger is approved and consummated. It is currently being considered whether Matav could increase its proportionate holding in the merged company by way of acquisition from the trustee of the Tevel group* a portion of the Tevel group’s shares in the merged company. The size and other terms of any such acquisition have not yet been agreed upon by all the relevant parties and will be subject to various approvals and the consummation of the merger among the cable companies.

*The Tevel group includes Tevel-Israel International Communications Ltd., Gvanim Cable Television Ltd. and Gvanim Krayot Cable Television (1989) Ltd., all of which are currently operating under a stay of proceedings pursuant to an Israeli court order (which is generally similar to a chapter 11 reorganization process in the United States).

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include 7.5 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matav- Cable Systems Media Ltd.
(Registrant)

5 March 2003	BY : __/s/ Amit Levin_____ Chief Executive Officer

Print the name and title of the signing officer under his signature